UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549
________________________

SCHEDULE 14D-9
(Rule 14d-101)

(Amendment No. 6)

Solicitation/Recommendation Statement
Under Section 14(d)(4) of the Securities Exchange Act of 1934
________________________

SAPIENT CORPORATION
(Name of Subject Company)
________________________

SAPIENT CORPORATION
(Names of Persons Filing Statement)
________________________

Common Stock, par value $0.01 per share
(Title of Class of Securities)

803062108
(CUSIP Number of Class of Securities)
________________________

Joseph A. LaSala, Jr.
Senior Vice President, General Counsel and Secretary
Sapient Corporation
131 Dartmouth Street
Boston, MA 02116
(617) 621-0200
(Name, address and telephone number of person authorized to receive notices and communications on behalf of the persons filing statement)

With copies to:
Faiza J. Saeed, Esq.
Eric L. Schiele, Esq.
Cravath, Swaine & Moore LLP
Worldwide Plaza
825 Eighth Avenue
New York, New York 10019
(212) 474-1000
________________________

☐           Check the box if the filing relates solely to preliminary communications made before the commencement of a tender offer.

This Amendment No. 6 to Schedule 14D-9 (this “Amendment”) amends and supplements the Solicitation/Recommendation Statement on Schedule 14D-9 previously filed with the Securities and Exchange Commission (the “SEC”) on November 12, 2014 (together with the Exhibits or Annexes thereto and as amended or supplemented from time to time, the “Schedule 14D-9”) by Sapient Corporation, a Delaware corporation (“Sapient”).  The Schedule 14D-9 relates to the tender offer by 1926 Merger Sub Inc., a Delaware corporation (“Purchaser”) and a wholly owned indirect subsidiary of Publicis Groupe S.A., a French société anonyme (“Parent”), disclosed in the Tender Offer Statement on Schedule TO (together with the Exhibits or Annexes thereto and as amended or supplemented from time to time, the “Schedule TO”), filed by Purchaser and Parent with the SEC on November 12, 2014, pursuant to which Purchaser has offered to purchase all of the outstanding shares of common stock, par value $0.01 per share, of Sapient (the “Shares”) at a purchase price of $25.00 per Share, net to the seller in cash, without interest thereon and less any applicable withholding taxes, upon the terms and subject to the conditions set forth in the Offer to Purchase, dated November 12, 2014 (as amended or supplemented from time to time, the “Offer to Purchase”), and in the related Letter of Transmittal (the “Letter of Transmittal”, which, together with the Offer to Purchase, constitutes the “Offer”).

Capitalized terms used but not otherwise defined in this Amendment shall have the meanings ascribed to them in the Schedule 14D-9.

Except as set forth below, the information set forth in the Schedule 14D-9 remains unchanged and is incorporated herein by reference as relevant to the items in this Amendment.

Item 8.  Additional Information.

Item 8 of the Schedule 14D-9 is hereby amended and supplemented by adding the following as the final paragraph under the heading “Extension of the Offer”:

“On December 24, 2014, Parent announced an extension of the expiration of the Offer until the end of the day, immediately after 11:59 p.m., New York City time, on January 7, 2015, unless further extended. The Offer, which was previously scheduled to expire at the end of the day, immediately after 11:59 p.m., New York City time, on December 23, 2014, was extended to allow additional time for the satisfaction of the CFIUS Condition (as defined in the Offer to Purchase) and the FOCI Mitigation Plan Condition (as defined in the Offer to Purchase). Computershare Trust Company, N.A., in its capacity as depositary and paying agent for the Offer, has advised Parent and Purchaser that as of 5:00 p.m., New York City time, on December 23, 2014, approximately 116,557,426 Shares (not including 4,064,201 Shares tendered by notice of guaranteed delivery for which Shares have not yet been delivered) have been validly tendered and not withdrawn pursuant to the Offer, representing approximately 79.6% of the outstanding Shares.”

SIGNATURE

After due inquiry and to the best of my knowledge and belief, I certify that the information set forth in this Schedule 14D-9 is true, complete and correct.

SAPIENT CORPORATION

By:	/s/ Joseph A. LaSala, Jr.
	Name:	Joseph A. LaSala, Jr.
	Title:	Senior Vice President, General Counsel and Secretary

Dated: December 24, 2014